Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2020	Dec 31 2019
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$233	$139
Accounts receivable		1,851	2,465
Current income taxes receivable		306	13
Inventory		1,095	1,152
Prepaids and other		214	174
Investments	7	275	490
Current portion of other long-term assets	8	93	54
		4,067	4,487
Exploration and evaluation assets	4	2,525	2,579
Property, plant and equipment	5	65,277	68,043
Lease assets	6	1,654	1,789
Other long-term assets	8	1,222	1,223
		$74,745	$78,121

LIABILITIES
Current liabilities
Accounts payable		$606	$816
Accrued liabilities		2,007	2,611
Current portion of long-term debt	9	1,843	2,391
Current portion of other long-term liabilities	6,10	461	819
		4,917	6,637
Long-term debt	9	21,177	18,591
Other long-term liabilities	6,10	5,999	7,363
Deferred income taxes		10,319	10,539
		42,412	43,130
SHAREHOLDERS’ EQUITY
Share capital	12	9,521	9,533
Retained earnings		22,614	25,424
Accumulated other comprehensive income	13	198	34
		32,333	34,991
		$74,745	$78,121
Commitments and contingencies (note 17).

Approved by the Board of Directors on August 5, 2020.

Canadian Natural Resources Limited	1	Six months ended June 30, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Product sales	18	$2,944	$5,931	$7,596	$11,472
Less: royalties		(73)	(369)	(225)	(662)
Revenue		2,871	5,562	7,371	10,810
Expenses
Production		1,409	1,533	3,093	3,063
Transportation, blending and feedstock		759	996	2,191	2,035
Depletion, depreciation and amortization	5,6	1,403	1,307	2,967	2,570
Administration		88	84	196	154
Share-based compensation	10	23	(7)	(200)	55
Asset retirement obligation accretion	10	51	46	103	90
Interest and other financing expense		199	197	405	388
Risk management activities	16	32	11	(32)	52
Foreign exchange (gain) loss		(430)	(217)	492	(456)
(Gain) loss from investments	7,8	(55)	62	205	89
		3,479	4,012	9,420	8,040
Earnings (loss) before taxes		(608)	1,550	(2,049)	2,770
Current income tax (recovery) expense	11	(31)	77	(210)	242
Deferred income tax recovery	11	(267)	(1,358)	(247)	(1,264)
Net earnings (loss)		$(310)	$2,831	$(1,592)	$3,792
Net earnings (loss) per common share
Basic	15	$(0.26)	$2.37	$(1.35)	$3.17
Diluted	15	$(0.26)	$2.36	$(1.35)	$3.16

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Net earnings (loss)	$(310)	$2,831	$(1,592)	$3,792
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $2 million (2019 – $1 million) – three months ended; $3 million (2019 – $6 million) – six months ended	(13)	20	26	49
Reclassification to net earnings (loss), net of taxes of $nil (2019 – $2 million) – three months ended; $1 million (2019 – $3 million) – six months ended	(2)	10	(9)	(23)
	(15)	30	17	26
Foreign currency translation adjustment
Translation of net investment	(107)	(61)	147	(121)
Other comprehensive income (loss), net of taxes	(122)	(31)	164	(95)
Comprehensive income (loss)	$(432)	$2,800	$(1,428)	$3,697

Canadian Natural Resources Limited	2	Six months ended June 30, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2020	Jun 30 2019
Share capital	12
Balance – beginning of period		$9,533	$9,323
Issued upon exercise of stock options		35	118
Previously recognized liability on stock options exercised for common shares		9	13
Purchase of common shares under Normal Course Issuer Bid		(56)	(134)
Balance – end of period		9,521	9,320
Retained earnings
Balance – beginning of period		25,424	22,529
Net earnings (loss)		(1,592)	3,792
Dividends on common shares	12	(1,003)	(896)
Purchase of common shares under Normal Course Issuer Bid	12	(215)	(498)
Balance – end of period		22,614	24,927
Accumulated other comprehensive income	13
Balance – beginning of period		34	122
Other comprehensive income (loss), net of taxes		164	(95)
Balance – end of period		198	27
Shareholders’ equity		$32,333	$34,274

Canadian Natural Resources Limited	3	Six months ended June 30, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Operating activities
Net earnings (loss)		$(310)	$2,831	$(1,592)	$3,792
Non-cash items
Depletion, depreciation and amortization		1,403	1,307	2,967	2,570
Share-based compensation		23	(7)	(200)	55
Asset retirement obligation accretion		51	46	103	90
Unrealized risk management loss (gain)		1	(16)	(16)	(2)
Unrealized foreign exchange (gain) loss		(433)	(219)	688	(452)
Realized foreign exchange gain on settlement of cross currency swaps		—	—	(166)	—
(Gain) loss from investments	7,8	(53)	68	215	103
Deferred income tax recovery		(267)	(1,358)	(247)	(1,264)
Other		13	20	(105)	(100)
Abandonment expenditures		(40)	(41)	(129)	(149)
Net change in non-cash working capital		(739)	230	(144)	(786)
Cash flows (used in) from operating activities		(351)	2,861	1,374	3,857
Financing activities
Issue of bank credit facilities and commercial paper, net	9	184	3,273	833	3,908
Repayment of medium-term notes	9	(900)	(500)	(900)	(500)
Issue of US dollar debt securities	9	1,481	—	1,481	—
Proceeds on settlement of cross currency swaps	16	—	—	166	—
Payment of lease liabilities	6,10	(61)	(57)	(126)	(109)
Issue of common shares on exercise of stock options		4	35	35	118
Dividends on common shares		(502)	(449)	(946)	(852)
Purchase of common shares under Normal Course Issuer Bid	12	—	(391)	(271)	(632)
Cash flows from financing activities		206	1,911	272	1,933
Investing activities
Net expenditures on exploration and evaluation assets		(1)	(37)	(8)	(70)
Net expenditures on property, plant and equipment		(380)	(830)	(1,122)	(1,666)
Acquisition of Devon assets		—	(3,412)	—	(3,412)
Net change in non-cash working capital		(312)	(185)	(422)	(345)
Cash flows used in investing activities		(693)	(4,464)	(1,552)	(5,493)
(Decrease) increase in cash and cash equivalents		(838)	308	94	297
Cash and cash equivalents – beginning of period		1,071	90	139	101
Cash and cash equivalents – end of period		$233	$398	$233	$398
Interest paid on long-term debt, net		$174	$183	$387	$411
Income taxes paid		$31	$60	$72	$286

Canadian Natural Resources Limited	4	Six months ended June 30, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2019, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2019.
Critical Accounting Estimates and Judgements
For the three and six months ended June 30, 2020, the novel coronavirus (“COVID-19”) had an impact on the global economy, including the oil and gas industry. In the latter half of the second quarter of 2020, business conditions and commodity prices began to improve. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
Government Grants
The Company has received or is eligible for government grants in response to the impact of COVID-19. These government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Grants that are intended to compensate for expenses incurred are classified as other income.
2. CHANGES IN ACCOUNTING POLICIES
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgements related to the preparation of financial statements. The Company prospectively adopted the amendments on January 1, 2020.

Canadian Natural Resources Limited	5	Six months ended June 30, 2020

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.
In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recognized in net earnings, rather than as a reduction in the cost of the asset. The amendments are effective January 1, 2022 with early adoption permitted. The Company is assessing the impact of these amendments on its consolidated financial statements.
4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$2,258	$—	$69	$252	$2,579
Additions	25	—	1	—	26
Transfers to property, plant and equipment	(79)	—	—	—	(79)
Disposals/derecognitions	(3)	—	—	—	(3)
Foreign exchange adjustments	—	—	2	—	2
At June 30, 2020	$2,201	$—	$72	$252	$2,525

Canadian Natural Resources Limited	6	Six months ended June 30, 2020

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$72,627	$7,296	$3,933	$45,016	$451	$466	$129,789
Additions	479	43	41	539	3	13	1,118
Transfers from E&E assets	79	—	—	—	—	—	79
Change in asset retirement obligation estimates	(794)	(114)	(29)	(332)	(1)	—	(1,270)
Disposals/derecognitions	(269)	—	—	(150)	—	—	(419)
Foreign exchange adjustments and other	—	374	198	—	—	—	572
At June 30, 2020	$72,122	$7,599	$4,143	$45,073	$453	$479	$129,869
Accumulated depletion and depreciation
At December 31, 2019	$46,577	$5,712	$2,712	$6,247	$153	$345	$61,746
Expense	1,769	150	58	839	7	13	2,836
Disposals/derecognitions	(269)	—	—	(150)	—	—	(419)
Foreign exchange adjustments and other	(31)	284	156	20	—	—	429
At June 30, 2020	$48,046	$6,146	$2,926	$6,956	$160	$358	$64,592
Net book value
- at June 30, 2020	$24,076	$1,453	$1,217	$38,117	$293	$121	$65,277
- at December 31, 2019	$26,050	$1,584	$1,221	$38,769	$298	$121	$68,043
The Company regularly reviews the business environment and commodity markets to assess the recoverability of the carrying value of its cash generating units ("CGUs"). As at June 30, 2020, the Company determined the carrying value of all of its CGUs to be recoverable.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the six months ended June 30, 2020, pre-tax interest of $15 million (June 30, 2019 – $37 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.7% (June 30, 2019 – 4.1%).

Canadian Natural Resources Limited	7	Six months ended June 30, 2020

6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2019	$1,166	$317	$182	$124	$1,789
Additions	1	21	5	1	28
Depreciation	(61)	(27)	(29)	(14)	(131)
Derecognitions	(21)	(2)	(11)	—	(34)
Foreign exchange adjustments and other	(2)	(2)	5	1	2
At June 30, 2020	$1,083	$307	$152	$112	$1,654
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at June 30, 2020 were as follows:

	Jun 30 2020	Dec 31 2019
Lease liabilities	$1,687	$1,809
Less: current portion	202	233
	$1,485	$1,576
Total cash outflows for leases for the three months ended June 30, 2020, including payments related to short-term leases not reported as lease assets, were $230 million (three months ended June 30, 2019 – $284 million; six months ended June 30, 2020 – $549 million; six months ended June 30, 2019 – $580 million). Interest expense on leases for the three months ended June 30, 2020 was $17 million (three months ended June 30, 2019 – $19 million; six months ended June 30, 2020 – $34 million; six months ended June 30, 2019 – $34 million).

7. INVESTMENTS
As at June 30, 2020, the Company had the following investments:

	Jun 30 2020	Dec 31 2019
Investment in PrairieSky Royalty Ltd.	$194	$345
Investment in Inter Pipeline Ltd.	81	145
	$275	$490

The (gain) loss from the investments was comprised as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Fair value (gain) loss from investments	$(53)	$2	$215	$(23)
Dividend income from investments	(2)	(6)	(10)	(14)
	$(55)	$(4)	$205	$(37)
The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") do not constitute significant influence, and are accounted for at fair value through profit or loss, measured at each reporting date. As at June 30, 2020, the Company’s investments in PrairieSky and Inter Pipeline were classified as current assets.

Canadian Natural Resources Limited	8	Six months ended June 30, 2020

8. OTHER LONG-TERM ASSETS

	Jun 30 2020	Dec 31 2019
North West Redwater Partnership	$683	$652
Risk management (note 16)	222	290
Prepaid cost of service toll	167	130
Long-term inventory	122	121
Other	121	84
	1,315	1,277
Less: current portion	93	54
	$1,222	$1,223

The Company has a 50% equity investment in and has made subordinated debt advances of $683 million to NWRP, including accrued interest, subject to final adjustments. The subordinated debt bears interest at prime plus 6%, repayable over 10 years commencing July 2021. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that targets to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta, under a 30-year fee-for-service tolling agreement.
The unrecognized share of equity losses from NWRP for the three months ended June 30, 2020 was $23 million (six months ended June 30, 2020 – unrecognized equity loss of $116 million). As at June 30, 2020, the cumulative unrecognized share of losses from NWRP was $175 million (December 31, 2019 – $59 million).
On June 1, 2020 the refinery achieved the Commercial Operation Date ("COD"), pursuant to terms of the tolling agreement. Following COD, the Company is unconditionally obligated to pay its 25% pro rata share of the debt tolls over the 30-year tolling period (note 17). Subsequent to COD, sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment.

Canadian Natural Resources Limited	9	Six months ended June 30, 2020

9. LONG-TERM DEBT

	Jun 30 2020	Dec 31 2019
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,923	$1,688
Medium-term notes	3,400	4,300
	5,323	5,988
US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2020 – US$3,829 million; December 31, 2019 – US$3,745 million)	5,213	4,855
Commercial paper (June 30, 2020 – US$500 million; December 31,2019 – US$254 million)	681	329
US dollar debt securities (June 30, 2020 – US$8,750 million; December 31, 2019 – US$7,650 million)	11,914	9,918
	17,808	15,102
Long-term debt before transaction costs and original issue discounts, net	23,131	21,090
Less: original issue discounts, net (1)	19	17
transaction costs (1) (2)	92	91
	23,020	20,982
Less: current portion of commercial paper	681	329
current portion of other long-term debt (1) (2)	1,162	2,062
	$21,177	$18,591
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
For the six months ended June 30, 2020, the Company reported an unrealized foreign exchange loss of $610 million (June 30, 2019 – gain of $511 million) on its US dollar denominated debt, excluding the impact of hedging.
Bank Credit Facilities and Commercial Paper
As at June 30, 2020, the Company had in place revolving bank credit facilities of $4,958 million, of which $3,879 million was available. Additionally, the Company had in place fully drawn term credit facilities of $6,738 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $1,000 million non-revolving term credit facility maturing February 2022;
•a $2,425 million revolving syndicated credit facility maturing June 2022;
•a $3,088 million non-revolving term credit facility maturing June 2022;
•a $2,650 million non-revolving term credit facility maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2023; and
•a £5 million demand credit facility related to the Company’s North Sea operations.
During the second quarter of 2020, the $750 million non-revolving term credit facility, originally due February 2021, was extended to February 2022 and increased to $1,000 million.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at June 30, 2020, the non-revolving term credit facilities were fully drawn.
The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.

Canadian Natural Resources Limited	10	Six months ended June 30, 2020

The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at June 30, 2020 was 1.4% (June 30, 2019 – 2.6%), and on total long-term debt outstanding for the six months ended June 30, 2020 was 3.7% (June 30, 2019 – 4.1%).
As at June 30, 2020, letters of credit and guarantees aggregating to $465 million were outstanding.
Medium-Term Notes
During the second quarter of 2020, the Company repaid $900 million of 2.05% medium-term notes.
In July 2019, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the second quarter of 2020, the Company issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030.
After issuing these securities, the Company had US$1,900 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
10. OTHER LONG-TERM LIABILITIES

	Jun 30 2020	Dec 31 2019
Asset retirement obligations	$4,532	$5,771
Lease liabilities (note 6)	1,687	1,809
Share-based compensation	54	297
Deferred purchase consideration (1)	71	95
Risk management (note 16)	12	112
Other	104	98
	6,460	8,182
Less: current portion	461	819
	$5,999	$7,363
(1) Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next three years.

Canadian Natural Resources Limited	11	Six months ended June 30, 2020

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (December 31, 2019 – 3.8%) and inflation rates of up to 2% (December 31, 2019 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2020	Dec 31 2019
Balance – beginning of period	$5,771	$3,886
Liabilities incurred	2	15
Liabilities (disposed) acquired, net	(1)	198
Liabilities settled	(129)	(296)
Asset retirement obligation accretion	103	190
Change in discount rates	(1,270)	1,412
Foreign exchange adjustments	56	(46)
Revision of cost, inflation rates and timing estimates	—	412
Balance – end of period	4,532	5,771
Less: current portion	154	208
	$4,378	$5,563

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Jun 30 2020	Dec 31 2019
Balance – beginning of period	$297	$124
Share-based compensation (recovery) expense	(200)	223
Cash payment for stock options surrendered and PSUs vested	(37)	(2)
Transferred to common shares	(9)	(53)
Charged to Oil Sands Mining and Upgrading, net	3	5
Balance – end of period	54	297
Less: current portion	39	227
	$15	$70
Included within share-based compensation liability as at June 30, 2020 was $22 million related to PSUs granted to certain executive employees (December 31, 2019 – $62 million).

Canadian Natural Resources Limited	12	Six months ended June 30, 2020

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Current corporate income tax – North America	$(34)	$78	$(228)	$241
Current corporate income tax – North Sea	1	28	10	57
Current corporate income tax – Offshore Africa	2	11	6	23
Current PRT (1) – North Sea	—	(43)	—	(85)
Other taxes	—	3	2	6
Current income tax	(31)	77	(210)	242
Deferred corporate income tax	(267)	(1,359)	(247)	(1,265)
Deferred PRT (1) – North Sea	—	1	—	1
Deferred income tax	(267)	(1,358)	(247)	(1,264)
Income tax	$(298)	$(1,281)	$(457)	$(1,022)
(1) Petroleum Revenue Tax
In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022.

Canadian Natural Resources Limited	13	Six months ended June 30, 2020

12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2020
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,186,857	$9,533
Issued upon exercise of stock options	1,151	35
Previously recognized liability on stock options exercised for common shares	—	9
Purchase of common shares under Normal Course Issuer Bid	(6,970)	(56)
Balance – end of period	1,181,038	$9,521
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 4, 2020, the Board of Directors declared a quarterly dividend of $0.425 per common share, an increase from the previous quarterly dividend of $0.375 per common share.
Normal Course Issuer Bid
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020.
During the first quarter of 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million. Retained earnings were reduced by $215 million, representing the excess of the purchase price of common shares over their average carrying value.
During the second quarter of 2020, no common shares were purchased under the Normal Course Issuer Bid, and the Company did not renew its Normal Course Issuer Bid.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at June 30, 2020:

	Six Months Ended Jun 30, 2020
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	47,646	$38.04
Granted	11,390	$33.18
Exercised for common shares	(1,151)	$30.96
Surrendered for cash settlement	(315)	$34.04
Forfeited	(4,447)	$39.86
Outstanding – end of period	53,123	$37.01
Exercisable – end of period	15,910	$38.62
The Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	14	Six months ended June 30, 2020

13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2020	Jun 30 2019
Derivative financial instruments designated as cash flow hedges	$88	$39
Foreign currency translation adjustment	110	(12)
	$198	$27

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At June 30, 2020, the ratio was within the target range at 41.3%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2020	Dec 31 2019
Long-term debt, net (1)	$22,787	$20,843
Total shareholders’ equity	$32,333	$34,991
Debt to book capitalization	41.3%	37.3%
(1)Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At June 30, 2020, the Company was in compliance with this covenant.

15. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Weighted average common shares outstanding – basic (thousands of shares)		1,180,925	1,193,185	1,182,031	1,197,045
Effect of dilutive stock options (thousands of shares)		—	2,690	—	2,503
Weighted average common shares outstanding – diluted (thousands of shares)		1,180,925	1,195,875	1,182,031	1,199,548
Net earnings (loss)		$(310)	$2,831	$(1,592)	$3,792
Net earnings (loss) per common share	– basic	$(0.26)	$2.37	$(1.35)	$3.17
	– diluted	$(0.26)	$2.36	$(1.35)	$3.16

Canadian Natural Resources Limited	15	Six months ended June 30, 2020

16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Jun 30, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,851	$—	$—	$—	$1,851
Investments	—	275	—	—	275
Other long-term assets	683	—	222	—	905
Accounts payable	—	—	—	(606)	(606)
Accrued liabilities	—	—	—	(2,007)	(2,007)
Other long-term liabilities (1)	—	(5)	(7)	(1,758)	(1,770)
Long-term debt (2)	—	—	—	(23,020)	(23,020)
	$2,534	$270	$215	$(27,391)	$(24,372)

	Dec 31, 2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,465	$—	$—	$—	$2,465
Investments	—	490	—	—	490
Other long-term assets	652	—	290	—	942
Accounts payable	—	—	—	(816)	(816)
Accrued liabilities	—	—	—	(2,611)	(2,611)
Other long-term liabilities (1)	—	(21)	(91)	(1,904)	(2,016)
Long-term debt (2)	—	—	—	(20,982)	(20,982)
	$3,117	$469	$199	$(26,313)	$(22,528)
(1)Includes $1,687 million of lease liabilities (December 31, 2019 – $1,809 million) and $71 million of deferred purchase consideration payable over the next three years (December 31, 2019 – $95 million).
(2)Includes the current portion of long-term debt.

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Jun 30, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$275	$275	$—	$—
Other long-term assets	$905	$—	$222	$683
Other long-term liabilities	$(83)	$—	$(12)	$(71)
Fixed rate long-term debt (6) (7)	$(15,203)	$(16,606)	$—	$—

Canadian Natural Resources Limited	16	Six months ended June 30, 2020

	Dec 31, 2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$490	$490	$—	$—
Other long-term assets	$942	$—	$290	$652
Other long-term liabilities	$(207)	$—	$(112)	$(95)
Fixed rate long-term debt (6) (7)	$(14,110)	$(15,938)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt is based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Jun 30 2020	Dec 31 2019
Derivatives held for trading
Natural gas AECO fixed price swaps	$(4)	$(3)
Foreign currency forward contracts	(1)	(10)
Natural gas AECO basis swaps	—	(8)
Cash flow hedges
Foreign currency forward contracts	9	(91)
Cross currency swaps	206	290
	$210	$178

Included within:
Current portion of other long-term assets	$21	$8
Current portion of other long-term liabilities	(12)	(112)
Other long-term assets	201	282
	$210	$178
For the six months ended June 30, 2020, the ineffectiveness arising from cash flow hedges was $nil (year ended December 31, 2019 – gain of $3 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	17	Six months ended June 30, 2020

The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2020	Dec 31 2019
Balance – beginning of period	$178	$356
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	16	(13)
Foreign exchange	(3)	(231)
Other comprehensive income	19	66
Balance – end of period	210	178
Less: current portion	9	(104)
	$201	$282
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Net realized risk management loss (gain)	$31	$27	$(16)	$54
Net unrealized risk management loss (gain)	1	(16)	(16)	(2)
	$32	$11	$(32)	$52
Financial Risk Factors
a)  Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At June 30, 2020, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO fixed price swaps	Jul 2020	–	Oct 2020	102,500 GJ/d	$1.51	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2020, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and

Canadian Natural Resources Limited	18	Six months ended June 30, 2020

working capital. The cross currency swap contract requires the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At June 30, 2020, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Jul 2020	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at June 30, 2020 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at June 30, 2020, the Company had US$5,314 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$4,329 million designated as cash flow hedges.
During the first quarter of 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2020, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At June 30, 2020, the Company had net risk management assets of $216 million with specific counterparties related to derivative financial instruments (December 31, 2019 – $265 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$606	$—	$—	$—
Accrued liabilities	$2,007	$—	$—	$—
Long-term debt (1)	$1,843	$5,621	$6,393	$9,274
Other long-term liabilities (2)	$239	$183	$410	$938
Interest and other financing expense (3)	$825	$770	$1,821	$4,929
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $202 million; one to less than two years, $158 million; two to less than five years, $389 million; and thereafter $938 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at June 30, 2020.

Canadian Natural Resources Limited	19	Six months ended June 30, 2020

17. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at June 30, 2020:

	Remaining2020	2021	2022	2023	2024	Thereafter
Product transportation (1)	$371	$744	$652	$737	$711	$7,959
North West Redwater Partnership service toll (2)	$84	$164	$161	$161	$157	$2,851
Offshore vessels and equipment	$32	$68	$9	$—	$—	$—
Field equipment and power	$18	$21	$20	$21	$20	$249
Other	$14	$21	$17	$17	$17	$29
(1)Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.
(2)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls. Included in the cost of service tolls is $1,222 million of interest payable over the 30-year tolling period (note 8).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	20	Six months ended June 30, 2020

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Segmented product sales
Crude oil and NGLs	974	2,297	2,824	4,136	99	211	232	345	22	203	106	312	1,095	2,711	3,162	4,793
Natural gas	256	249	531	624	2	11	10	36	12	18	20	36	270	278	561	696
Other income and revenue (1)	21	3	11	5	2	2	3	2	1	2	3	3	24	7	17	10
Total segmented product sales	1,251	2,549	3,366	4,765	103	224	245	383	35	223	129	351	1,389	2,996	3,740	5,499
Less: royalties	(65)	(231)	(179)	(424)	(1)	(1)	(1)	(1)	(1)	(10)	(5)	(21)	(67)	(242)	(185)	(446)
Segmented revenue	1,186	2,318	3,187	4,341	102	223	244	382	34	213	124	330	1,322	2,754	3,555	5,053
Segmented expenses
Production	585	571	1,294	1,173	67	100	161	167	13	24	35	42	665	695	1,490	1,382
Transportation, blending and feedstock	546	576	1,616	1,100	4	4	11	10	—	—	—	1	550	580	1,627	1,111
Depletion, depreciation and amortization	871	790	1,826	1,533	76	73	175	127	27	66	68	112	974	929	2,069	1,772
Asset retirement obligation accretion	23	21	50	41	8	8	15	15	2	2	3	3	33	31	68	59
Risk management activities (commodity derivatives)	4	(3)	6	29	—	—	—	—	—	—	—	—	4	(3)	6	29
Equity loss from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	2,029	1,955	4,792	3,876	155	185	362	319	42	92	106	158	2,226	2,232	5,260	4,353
Segmented earnings (loss) before the following	(843)	363	(1,605)	465	(53)	38	(118)	63	(8)	121	18	172	(904)	522	(1,705)	700
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
(Gain) loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax (recovery) expense
Deferred income tax recovery
Net earnings (loss)

Canadian Natural Resources Limited	21	Six months ended June 30, 2020

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Segmented product sales
Crude oil and NGLs (2)	1,343	2,736	3,547	5,590	20	20	41	41	4	130	35	255	2,462	5,597	6,785	10,679
Natural gas	—	—	—	—	—	—	—	—	37	46	83	84	307	324	644	780
Other income and revenue (1)	103	3	100	3	25	—	25	—	23	—	25	—	175	10	167	13
Total segmented product sales	1,446	2,739	3,647	5,593	45	20	66	41	64	176	143	339	2,944	5,931	7,596	11,472
Less: royalties	(6)	(127)	(40)	(216)	—	—	—	—	—	—	—	—	(73)	(369)	(225)	(662)
Segmented revenue	1,440	2,612	3,607	5,377	45	20	66	41	64	176	143	339	2,871	5,562	7,371	10,810
Segmented expenses
Production	730	814	1,539	1,636	29	5	35	11	(15)	19	29	34	1,409	1,533	3,093	3,063
Transportation, blending and (2) feedstock	183	259	453	619	22	—	22	—	4	157	89	305	759	996	2,191	2,035
Depletion, depreciation and amortization	451	374	891	791	3	4	7	7	(25)	—	—	—	1,403	1,307	2,967	2,570
Asset retirement obligation accretion	18	15	35	31	—	—	—	—	—	—	—	—	51	46	103	90
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	4	(3)	6	29
Equity loss from investments	—	—	—	—	—	66	—	126	—	—	—	—	—	66	—	126
Total segmented expenses	1,382	1,462	2,918	3,077	54	75	64	144	(36)	176	118	339	3,626	3,945	8,360	7,913
Segmented earnings (loss) before the following	58	1,150	689	2,300	(9)	(55)	2	(103)	100	—	25	—	(755)	1,617	(989)	2,897
Non–segmented expenses
Administration													88	84	196	154
Share-based compensation													23	(7)	(200)	55
Interest and other financing expense													199	197	405	388
Risk management activities (other)													28	14	(38)	23
Foreign exchange (gain) loss													(430)	(217)	492	(456)
(Gain) loss from investments													(55)	(4)	205	(37)
Total non–segmented expenses													(147)	67	1,060	127
Earnings (loss) before taxes													(608)	1,550	(2,049)	2,770
Current income tax (recovery) expense													(31)	77	(210)	242
Deferred income tax recovery													(267)	(1,358)	(247)	(1,264)
Net earnings (loss)													(310)	2,831	(1,592)	3,792
(1) Includes other income, the sale of diesel and other refined products, and recoveries associated with the joint operation partners' share of the costs of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	22	Six months ended June 30, 2020

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2020			Jun 30, 2019
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$7	$(64)	$(57)	$126	$(149)	$(23)
Offshore Africa	1	—	1	35	—	35
	$8	$(64)	$(56)	$161	$(149)	$12

Property, plant and equipment
Exploration and Production
North America (3)	$483	$(988)	$(505)	$4,010	$1,025	$5,035
North Sea	43	(114)	(71)	78	105	183
Offshore Africa (4)	41	(29)	12	105	(1,490)	(1,385)
	567	(1,131)	(564)	4,193	(360)	3,833
Oil Sands Mining and Upgrading (5)	539	(482)	57	576	169	745
Midstream and Refining	3	(1)	2	5	—	5
Head office	13	—	13	18	(3)	15
	$1,122	$(1,614)	$(492)	$4,792	$(194)	$4,598
(1)This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in the second quarter of 2019.
(4)Includes a derecognition of property, plant and equipment of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in the first quarter of 2019.
(5)Net expenditures include capitalized interest and share-based compensation.
Segmented Assets

	Jun 30 2020	Dec 31 2019
Exploration and Production
North America	$28,749	$30,963
North Sea	1,605	1,948
Offshore Africa	1,529	1,529
Other	65	30
Oil Sands Mining and Upgrading	41,197	42,006
Midstream and Refining	1,375	1,418
Head office	225	227
	$74,745	$78,121

Canadian Natural Resources Limited	23	Six months ended June 30, 2020

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2020:
Interest coverage (times)
Net earnings (1)	1.1x
Adjusted funds flow (2)	9.0x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	24	Six months ended June 30, 2020